UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COMSCORE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

September 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS CAVENDISH SQUARE HOLDING B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 6,076,978 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 6,076,978 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,076,978 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 6,076,978 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 6,076,978 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,076,978 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

This amendment No. 1 relates to the Schedule 13D filed by Cavendish Square Holding B.V., a private limited liability company incorporated under the laws of the Netherlands (“Cavendish”), and WPP plc, a corporation formed under the laws of Jersey (collectively, the “Reporting Persons” and each a “Reporting Person”) with the Securities and Exchange Commission on April 7, 2015, as amended (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Company”). Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On September 29, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rum Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Rentrak Corporation, an Oregon corporation (“Rentrak”), pursuant to which, at the effective time of the Merger (as defined below), Merger Sub will merge with and into Rentrak, with Rentrak surviving the merger as a wholly owned subsidiary of the Company (the “Merger”). Concurrently with the execution of the Merger Agreement, Cavendish entered into a Support Agreement (the “Support Agreement”) with Rentrak, pursuant to which Cavendish agreed to vote the shares of Common Stock (“Shares”) that it beneficially owns at any meeting of the stockholders of the Company (or to consent in connection with any written consent of stockholders of the Company) as follows: (a) in favor of the adoption of the Merger Agreement and any action reasonably requested by Rentrak in furtherance thereof, (b) against any action or agreement that would reasonably be expected to result in (i) a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or (ii) the conditions set forth in Section 2.2 of the Merger Agreement not being satisfied as required by the agreement, (c) against alternative acquisition or transaction proposal that is not offered by comScore and (d) against any other action, agreement or transaction involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other material transactions contemplated by the Merger Agreement or the Support Agreement or the performance by the Company of its obligations under the Merger Agreement or by Cavendish of its obligations under the Support Agreement. Any additional Company securities that Cavendish acquires or any Company securities issued or issuable to Cavendish upon the conversion, exercise or exchange of all securities held by Cavendish that are convertible into, or exercisable or exchangeable for, shares of Common Stock (“New Shares”) will also be subject to the terms of the Support Agreement. The Support Agreement also restricts Cavendish from selling or otherwise transferring Shares or New Shares prior to the termination of the Support Agreement. The Support Agreement shall terminate upon the earliest of (a) the receipt of requisite stockholder approval for the Merger Agreement and (b) the termination of the Merger Agreement in accordance with its terms.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

“As further described in Item 4 hereof, on September 29, 2015, Cavendish entered into the Support Agreement with Rentrak. At the same time, Rentrak waived certain inconsistent provisions of the Investor Rights Agreement. The description herein of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, filed as Exhibit 1 to this Schedule 13D.”

Item 7.	Material to be Filed as Exhibits.

1.	Form of Support Agreement by and between Rentrak and Cavendish.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2015

CAVENDISH SQUARE HOLDING B.V.

By:	/s/ A. van Heulen-Mulder
Name: A. van Heulen-Mulder Title: Managing Director

WPP PLC

By:	/s/ Paul Richardson
Name: Paul Richardson Title: Finance Director